Source   MARKET NEWS
Date 02/20/2006
Time 02:58:22 PM
Company   Derek Oil & Gas Corporation
Title Short
Positions on 2006/02/15   38,500   -1

   DMIS Processed No CDNX Symbol: DRK
Exchange: VSE Symbol: DRK
Exchange: Symbol:
Exchange: Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")
- Short Positions on 2006/02/15   38,500   -13,000   0.43

//st

Date	Net Total Change	Last Shorted	Total Price	Price Volume	Range
2006/02/15	-13,000	38,500	0.43	1,170,165	0.43 - 0.55
2006/01/31	51,500	51,500	0.46	1,068,421	0.45 - 0.50
2006/01/15	0	0	0.48*	304,673	0.48 - 0.50
2005/12/31	-500	0	0.54*	283,667	0.51 - 0.55
2005/12/15	-24,900	500	0.55	614,112	0.49 - 0.59
2005/11/30	10,900	25,400	0.51	361,065	0.51 - 0.58
2005/11/15	5,033	14,500	0.57	714,931	0.51 - 0.59
2005/10/31	4,467	9,467	0.49	621,889	0.49 - 0.55

* - Indicates that the closing price used is the last non-zero
closing price and is not the closing price on the report date.

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